SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NioCorp Developments Ltd.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

654484104
(CUSIP Number)

October 28, 2016
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

CUSIP No. 654484104	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Mark A. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		19,747,945
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		19,747,945
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,747,945
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.63%*
 *The percentages used herein are calculated based upon 184,745,785 outstanding shares of the Issuer as of November 16, 2016, plus 977,500 common shares in aggregate underlying warrants beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended

12	TYPE OF REPORTING PERSON*
IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 654484104	13G	Page 3 of 5 Pages

Item 1 (a). Name of Issuer:

NioCorp Developments Ltd.

Item 1 (b). Address of Issuer’s Principal Executive Offices:

7000 South Yosemite Street, Suite 115
 Centennial, CO 80112

Item 2 (a). Name of Person Filing:

Mark A. Smith

Item 2 (b). Address of Principal Business Office or, if None, Residence:

c/o NioCorp Developments Ltd.
7000 South Yosemite Street, Suite 115
 Centennial, CO 80112

Item 2 (c). Citizenship:

United States

Item 2 (d). Title of Class of Securities:

Common Stock

Item 2 (e). CUSIP Number:

654484104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Act;

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act;

(e) ☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

☐	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 654484104	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: 19,747,945

(b)	Percent of class: 10.63%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:  0

(ii)     Shared power to vote or to direct the vote:  19,747,945

(iii)    Sole power to dispose or to direct the disposition of:  0

(iv)    Shared power to dispose or to direct the disposition of:  19,747,945

*The percentages used herein are calculated based upon 184,745,785 outstanding shares of the Issuer as of November 16, 2016, plus 977,500 common shares in aggregate underlying options and warrants beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

            N/A

Item 10. Certification.

   Not applicable

CUSIP No. 654484104	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2017
(Date)

/s/ Mark A. Smith
Mark A. Smith